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                           DISCOUNT AUTO PARTS, INC.

                                                              December 23, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Karla Boyd, Mail Stop 3-8

         Re:      Discount Auto Parts, Inc.
                  Registration Statement on Form S-4
                  Registration No.  333-40913

Dear Ms. Boyd:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, the undersigned Discount Auto Parts, Inc. (the "Company") hereby applies for withdrawal of the above referenced registration statement. The securities governed by the above referenced registration statement were to be issued pursuant to an Agreement and Plan of Merger dated October 17, 1997 (the "Merger Agreement") under which the Company was to acquire Hi-Lo Automotive, Inc. On December 23, 1997, Hi-Lo Automotive, Inc. terminated the Merger Agreement and, as a result, none of the securities governed by the registration statement will be issued.

         As of the date of this letter, the above referenced registration statement had not been granted effectiveness, Accordingly, in accordance with subsection (b) of Rule 477, we understand that this application for withdrawal will be deemed granted upon filing.

         Thank you your attention to this matter. Please feel free to contact Gary I. Teblum of Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, P.A. at (813) 227-7457 with any questions you may have regarding the withdrawal of the above referenced registration statement.

                                  Very truly yours,

                                  DISCOUNT AUTO PARTS, INC.

                                  By:/s/ William C. Perkins
                                     ------------------------
                                     William C. Perkins
                                     President

cc:   Jeffery B. Floyd, Esq.
      K. Grant Hutchins, Esq.